MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)	Three Months Ended March 31, 2018

Net earnings before taxes	$180,025

Fixed Charges:
Interest expense	12,805
Amortization of debt expense	428
Rent expense (One-Fourth of all rentals, reasonable approximation of the interest factor)	145
Total fixed charges	13,378

Net earnings and fixed charges	$193,403

Ratio of Earnings to Fixed Charges	14.5